Filed by Superior Energy Services, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: Complete Production Services, Inc.
Commission File No: 001-32858
This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2011 by and among Superior Energy Services, Inc. (“Superior”), Complete Production Services, Inc. (“Complete”) and SPN Fairway Acquisition, Inc. The following is a memorandum that was sent to Superior employees.
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November 3, 2011
Dear Superior Employees,
I am pleased to announce the launch of Superior Tomorrow—an e-newsletter and new intranet page dedicated to keeping you informed about the merger between Superior and Complete Production Services.
This e-newsletter will be distributed twice a month to inform you of key updates as we progress through this merger. Superior Tomorrow will be archived on the new intranet page along with video messages, “fast facts” about Complete, frequently asked questions, media coverage regarding the merger and a place for you to ask questions.
There will be a button on our intranet homepage that will connect you to the Superior Tomorrow page, or you can navigate to it directly by visiting www.superiortomorrow.com. You can use your main intranet login information to access the page.
As we have more information and messages to share, the intranet site will expand and become even more informational. As always, if you would like to contact me directly with any questions or concerns, you can reach me at 281-999-0047 or dave.dunlap@superiorenergy.com.
This is an exciting time for all of us at Superior and I am looking forward to a future of continued success. Thank you for your commitment and dedication to Superior.
Dave Dunlap

Did You Know?
Complete Production specializes in hydraulic fracturing and fluid management.
Hydraulic Fracturing consists of pumping fluids into a well at pressures that are sufficient enough to fracture the formation and safely recover oil. Sand and synthetic materials (proppant) are pumped into the fracture in order to prop it open. This allows the hydrocarbons in the formation to flow into the wellbore and, ultimately, to the surface.
Fluid management is the process of providing access to fluids, transporting fluids to and from wellsites, treating and storing fluids and properly disposing of excess fluids. After the well is completed and put online, incremental value is realized by optimizing production and managing produced fluids in a more efficient and effective manner.
FAQs
Q:	When will the transaction be finalized?

A:	The transaction is expected to close as early as year-end 2011.

Q:	What does this merger mean to me as an employee?

A:	There will be very little change in the day to day responsibilities in the field. Of course, we will work to integrate the two companies and maximize our opportunities to expand services to our combined customers. We are doing this to grow our business, not contract it, which means there is plenty of capacity for talented people at both organizations. We don’t have answers to all questions right now, but we will continue to keep you informed as we work through the details of the merger.

Q:	Why are we merging with Complete?

A:	We believe this merger will positively impact our company as the acquisition of Complete will vastly improve our geographic footprint and service offerings in North America. We will gain operational strength which will enhance our ability to serve our customers, and this transaction is consistent with our growth strategy.

On a pro forma basis 2011 revenues increase from about $2 billion to more than $4 billion. Our enhanced cash flow capacity will bring us one step closer to achieving our growth goals for the domestic and international arenas.

Q:	Will our company name change?

A:	The combined company will retain the name Superior Energy Services.
For more information about the Superior and Complete merger or to ask a question, please visit www.superiortomorrow.com.

Additional Information and Where to Find It
Our company and Complete plan to file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING OUR COMPANY, COMPLETE AND THE PROPOSED ACQUISITION. A definitive joint proxy statement/prospectus will be sent to our security holders and Complete’s security holders seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by us and Complete with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to our company) may also be obtained for free from us by accessing our website at www.superiorenergy.com. The proxy statement/prospectus and such other documents (relating to Complete) may also be obtained for free from Complete by accessing Complete’s website at www.completeproduction.com.
Participants in the Solicitation
Our company, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from our stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed, and additional information regarding such persons is included in our proxy statement filed with the SEC on April 15, 2011.
Complete, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Complete’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed, and additional information regarding such persons is included in Complete’s proxy statement filed with the SEC on April 18, 2011.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.